[Letterhead of Eversheds Sutherland (US) LLP]

July 15, 2022

Kimberly A. Browning, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20002

Re:	Varagon Capital Corporation

Registration Statement on Form 10

File No. 000-56450

Dear Ms. Browning:

On behalf of Varagon Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on June 27, 2022, regarding the Company’s Registration Statement on Form 10 (File No. 000-56450) (the “Registration Statement”) filed on May 27, 2022. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement on Form 10 filed with the SEC on July 15, 2022 (the “Amended Registration Statement”). Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Registration Statement.

General Comments

1.	Please define terms at their place of first origin (e.g., “ASC” on page 28 of the registration statement).

Response: The Company has revised the Registration Statement to reflect the Staff’s comment.

2.

Please update the applicable disclosure throughout the registration statement. Please also confirm that all formation transactions were consummated prior to the effectiveness of your election to be regulated as a BDC.

Response: The Company has revised the Registration Statement to update the applicable disclosure throughout. The Company respectfully advises the Staff on a supplemental basis that all formation transactions were consummated prior to the effectiveness of the Company’s election to be regulated as a BDC, which occurred on June 2, 2022 upon the filing of the Company’s Form N-54A.

EXPLANATORY NOTE (pages 1-2)

3.

Please ensure that the subscription agreement will be filed as an exhibit to the registration statement. Please confirm all of the bulleted disclosure in the Explanatory Note section appears in the subscription agreement immediately above the signature line.

Response: The form of the Company’s subscription agreement is filed as Exhibit 4.1 to the Amended Registration Statement. The Company respectfully advises the Staff on a supplemental basis that the disclosure in the Explanatory Note section appears in the Company’s private placement memorandum, which is provided to all prospective investors with the subscription agreement.

Kimberly A. Browning, Senior Counsel

July 15, 2022

4.

In the second paragraph, in the third bullet point, to avoid investor confusion between the Company’s adviser, VCC Advisors, LLC (the “Adviser”) and administrator, Varagon Capital Partners, L.P. (the “Administrator”), please consider referring to “Varagon Capital Partners, LP” only as the “Administrator.” Consider making conforming changes throughout the registration statement.

Response: In response to the Staff’s comment, the Company has revised the third bullet point and added a fourth bullet point on page 1 of the Amended Registration Statement to make it more clear that the term “Administrator” refers to Varagon Capital Partners, L.P. solely in its capacity as the Company’s administrator, and the term “Varagon” refer to Varagon Capital Partners, L.P. in its capacity as the parent company of the Adviser. With this clarification, the Company believes that the terms as used in the Amended Registration Statement are correct.

5.	In the fourth paragraph, please add the following bulleted disclosure:

a.

The Company’s shares may be sold only to accredited investors as defined in rule 501(a) of Regulation D under the Securities Act of 1933 (the “Securities Act”) and may not be sold without the written consent of the Adviser.

b.	Repurchases of shares by the Company, if any, are expected to be very limited.

c.	Common Shareholders may not redeem their securities (in addition to adding this bullet, please confirm to the staff the disclosure does not indicate otherwise).

Response: The Company has revised page 2 of the Amended Registration Statement to reflect the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that the disclosure in the Amended Registration Statement does not indicate that the Common Stock is redeemable.

6.

In the fourth paragraph, in the fifth bullet point, explain that a return of capital is a return of a portion of a shareholder’s original investment in the Company. Also, when return of capital is first used in the registration statement, explain the: (i) amount of capital the Company has for investment may be reduced when distributions are funded from amounts of offering proceeds, borrowings, or a return of capital; and (ii) impact of fees and expenses, including the future repayment of waived fees and reimbursed expenses, on distributions.

Response: The Company has revised the fifth bullet point starting on page 1 of the Amended Registration Statement to reflect the Staff’s comment.

Forward-Looking Statements (pages 3-4)

7.	Please add a bulleted disclosure of the potential conflicts of interests with the Adviser (e.g., those related to co-investing and to calculation of the management fees).

Response: The Company has revised page 4 of the Amended Registration Statement to reflect the Staff’s comment.

REGISTRATION STATEMENT

8.

We note the Company will compensate others (e.g., the Administrator). To the extent common shareholders indirectly bear any related fees and expenses generated from the Company’s compensation of entities, confirm the disclosure states as much in plain English or revise the disclosure accordingly. Also, confirm to the staff that such expenses appear in the Fee Table or explain to us why not.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Response: The Company respectfully advises the Staff on a supplemental basis that pages 20-21 of the Amended Registration Statement disclose all out-of-pocket costs and expenses related to the Company’s operations and transactions, including under the Investment Advisory Agreement and the Administration Agreement. In addition, on page 21 of the Amended Registration Statement, the Company discloses that “[i]ncome and operating expenses of the Company will be allocated among Shareholders based on the number of Shares held by all Shareholders on the date the applicable income or expense is accrued.” The Company also respectfully advises the Staff on a supplemental basis that any and all fees and expenses that are borne either directly or indirectly by Shareholders are reflected in the Fees and Expenses table.

9.

Based on the disclosure, it is unclear if the Company may enter into side letters. Please confirm the Company will not enter into such letters or add disclosure explaining the Company’s ability to enter into side letters. If the Company may enter into side letters, we will have further comments.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company will not enter into side letters.

Item. 1 Business

(a) General Development of Business (page 4)

10.

We note the most recent Regulation D Notice Varagon Fund 1, L.P. (“VF1”) filed on August 23, 2021 indicates VF1 is a private equity fund exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940 Act (the “1940 Act”). In the disclosure, please briefly specify these facts about VF1.

Response: The Company has revised pages 5, 11, and 83 of the Amended Registration Statement to reflect the Staff’s comment.

11.

Please clarify the nature of the transactions described in paragraph one (i.e., “the Company . . . merg[ing] with . . . (‘VF1’) and [acquir[ing] the investments currently held by VF1 (the ‘Existing Portfolio’). . .[and] acquir[ing] a portfolio of existing loans (the ‘Warehoused Portfolio’ . . . the ‘Initial Portfolio.)’” Are these formation transactions and if so, when were they consummated? Prior to the effectiveness of your election to be regulated as a BDC? Please clarify the disclosure accordingly. In your response, clarify the meaning of a “merger” between the Company and VF1.

Response: The Company has revised pages 5, 11, and 83 of the Amended Registration Statement to reflect the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that the above mentioned transactions are formation transactions that were consummated prior to the Company’s election to be regulated as a BDC, which occurred on June 2, 2022 upon the filing of the Company’s Form N-54A. The merger transaction refers to the merger of VF1 with and into the Company, with the Company continuing in existence as the surviving entity in the merger. As a result of, and immediately following, the Merger, the assets and liabilities of VFI and the Company will be the assets and liabilities of the Company, as the surviving entity in the Merger.

12.

Please clarify the meaning of “acquire” as used in the first paragraph. By “acquiring,” does that mean the Company will purchase the “Initial Portfolio” (we note the last sentence in this paragraph states the Warehoused Portfolio will be acquired at fair market value)? Clarify as applicable, each method the Company will use to fund its purchases of the “Initial Portfolio” (e.g., cash from the initial closing and borrowings, including those under a credit facility).

Kimberly A. Browning, Senior Counsel

July 15, 2022

Response: The Company respectfully advises the Staff on a supplemental basis that the term “acquire”, as it is used on page 4 of the Registration Statement, simply refers to the Company’s acquisition (i.e., purchase) of assets. With regard to the Existing Portfolio, the Company acquired the assets that comprise the Existing Portfolio as a result of VF1’s merger with and into the Company, with the Company continuing in existence as the surviving entity. In light of the fact that the Merger resulted in the Company becoming the entity that owns the Existing Portfolio, the limited partners of VF1 (i.e., its shareholders) received shares of Common Stock in exchange for their ownership interests in VF1.

With regard to the Warehoused Portfolio, the Company acquired the assets that comprise the Warehoused Portfolio by purchasing them for cash from several affiliates of the Adviser at a price equal to the fair value of the Warehoused Portfolio, which was determined by the Board. The Company purchased the Warehoused Portfolio from such affiliates using funds from a drawdown from the Company’s investors at the Initial Closing and from borrowings under its credit facility with JP Morgan Chase Bank, National Association (the “Credit Facility”).

As noted above, these formation transactions were completed prior to the Company’s election to be regulated as a BDC.

The Company has revised pages 5, 11, and 83 of the Amended Registration Statement to reflect the foregoing.

13.

Please identify the owner and management of the Warehoused entity, whether it is an affiliate of the Company, and when the entity was established. Also, in the Company’s final pre-effective amendment, identify for the loans acquired from the Warehousing entity, using the date the Company acquired the loans, the following information: (i) types of loans acquired (e.g., senior secured); (ii) number of loans acquired; (iii) types of borrows (e.g., middle market companies); (iv) average outstanding balance; (v) average purchase price; and (vi) and average yield. Finally, will the investments be acquired from the Warehoused entity before or after the Company elects BDC status?

Response: The Company respectfully advises the Staff on a supplemental basis that the Company acquired the loans from the Warehoused entities before the Company’s election to be regulated as a BDC. The Warehoused Portfolio was acquired from (i) certain affiliates of American International Group, Inc. (“AIG Sellers”); and (ii) certain affiliates of Aflac Incorporated (“Aflac Sellers”), each of which are affiliates of the Adviser. Each of the AIG Sellers and the Aflac Sellers are pre-existing entities that were not established by the Company or established for the purpose of any transaction with the Company. The Company has revised pages 7-10, and 83 of the Amended Registration Statement to reflect the Staff’s other comments.

14.

The disclosure suggests the Company may not be able to use in its portfolio all of the Warehoused loans it will be acquiring. If this is so, please explain why the Company will be acquiring such Warehoused loans and what the Company will do with such loans. Explain why the Board would approve such purchases. Based on your response, we may have additional comments.

Response: The Company respectfully advises the Staff on a supplemental basis that it did not intend to imply that it may not be able to use in its portfolio all of the Warehoused Portfolio. In fact, the Company only acquired those assets that it believed appropriately matched its investment strategy and objective.

The Private Offering (page 5)

15.

In the first paragraph, in the first sentence, indicate the applicable rule of Regulation D under the Securities Act on which the Company will rely. Also, further clarify the specific types of investors to whom the Company will offer its shares (e.g., to accredited investors as defined in Rule 501(a) of Regulation D promulgated under the Securities Act). Also, specify the “other exemptions from registration requirements of the 1933 Act” referred to in the penultimate paragraph.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Response: The Company has revised pages 10 and 33 of the Amended Registration Statement to reflect the Staff’s comment. The Company respectfully advises the Staff that it does not intend to rely on any other exemption from the registration requirements of the 1933 Act and has revised pages 10 and 33 of the Amended Registration Statement to clarify the same.

The Company — Varagon Capital Corporation (pages 6-7)

16.

Please consider adding a separate sub-heading for the Company’s investment objective or making more prominent the text alerting the reader to the discussion of the investment objective (e.g., revise the second paragraph’s first sentence to “Investment Objective: Our investment objective will be . . . companies”).

Response: The Company has revised page 11 of the Amended Registration Statement to reflect the Staff’s comment.

17.

The third paragraph’s third sentence states the Company “seek[s] to create a diversified portfolio. . .. .” As the Company is classified as non-diversified, please revise this disclosure because such language may potentially mislead and/or confuse investors about the nature of the Company and its portfolio. See Section 5(b)(2) of the ICA that defines a non-diversified company as any management company other than a diversified company. Make conforming changes throughout the registration statement as applicable (e.g., on page 51, in the heading Potential Lack of Diversification and Risks Associated with Significant Investments, please delete the term “Potential” from the heading. Also, revise the text in that section indicating or suggesting that the Company is diversified (e.g., in the first sentence, revise “may hold” to “will hold”).

Response: The Company has revised pages 12, 26, 62, and 95 of the Amended Registration Statement to reflect the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that, although the Company is a non-diversified investment company, the Company does not believe that it would be accurate to state that the Company will hold a limited number of investments. For instance, as a result of the purchase of the Warehoused Portfolio, the Company has investments in 53 portfolio companies and the Company will be subject to the asset diversification requirements associated with its qualification as a RIC. In this regard, the Company respectfully requests that the Staff reconsider this comment.

18.	With respect to the investments in which the Company invests principally, please disclose, to the extent not already done so:

(a)	any allocation policy for those investments;

(b)

each type of issuer (e.g., domestic private funds) and investment. This disclosure should indicate each type of: (i) loan (e.g., secured, unsecured, first lien, second lien, unitranched, and mezzanine loans); (ii) equity security (including the “equity-related securities” mentioned in the second paragraph section); (iii) debt security; and (iv) non-qualifying asset. Include corresponding risks in the Risk Factors Section to the extent such risks are not already included.

(c)

for any loans/debt instrument, the: (i) credit quality (including, if applicable, policies for investing in unrated securities), (ii) maturity policy, and (iii) any duration policy. For equity securities, the market capitalization policies. Include corresponding risks in the Risk Factors section.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Response: The Company respectfully advises the Staff on a supplemental basis that: (a) the Adviser’s allocation policy, which describes the basis on which investment opportunities’ are allocated among the Company and any other vehicles advised by Varagon, is described on pages 73-74 and 99-100 of the Amended Registration Statement; (b) a description of the types of issuers and securities that the Company invests principally in is disclosed on page 12 of the Amended Registration Statement (see description of issuers that BDCs are generally required to invest in, e.g., “qualifying assets”) and starting on page 30 of the Amended Registration Statement (see “Types of Investments”), respectively; and (c) the sub-section entitled “Investment Selection” starting on page 26 of the Amended Registration Statement describes the characteristics of the Company’s target investments. The Company notes that while the foregoing is described in detail in the Amended Registration Statement, the Company’s private offering materials and in the Adviser’s Form ADV, there are no formal policies relating to the same. In addition, the Company refers the Staff to pages 75-83 for the risks associated with the types of the investments intends to make.

19.

We note the disclosure on page 76 in the Risk Factors section under Valuation risks states, among other things, the Company “plan[s] to invest in illiquid debt and equity securities of private companies.” Please harmonize the disclosure throughout the registration statement.

Response: The Company has revised page 87 of the Amended Registration Statement to reflect the Staff’s comment.

20.

If the Company will invest principally in the debt and equity of non-U.S. issuers, describe that policy including, the types of non-U.S. issuers and, if applicable, the Company’s ability to invest in emerging markets as a principal strategy. Also, at an appropriate location in the registration statement, disclose how the Company defines a foreign-markets issuer and an emerging markets issuer.

Response: The Company respectfully advises the Staff on a supplemental basis that it does not intend to invest principally in the debt and equity of non-U.S. issuers or principally invest in emerging markets.

21.

The last paragraph refers to concentration. Please explain in plain English the meaning of concentration as it applies to the Company and its investments and add corresponding risk disclosure to the Risk Factors section. Also, please revise “may be concentrated” to “will be concentrated.”

Response: The Company has revised pages 12 and 62 of the Amended Registration Statement to reflect the Staff’s comment. The Company respectfully advises the Staff that the corresponding risk factor is under the caption “Lack of Diversification and Risks Associated with Significant Investments” on page 62 of the Amended Registration Statement. As described in response to Comment 17, although the Company is a non-diversified investment company, the Company does not believe that it would be accurate to state that the Company will be concentrated in a limited number of portfolio companies and industries. For instance, as a result of the purchase of the Warehoused Portfolio, the Company has investments in 53 portfolio companies and the Company will be subject to the asset diversification requirements associated with its qualification as a RIC. In this regard, the Company respectfully requests that the Staff reconsider this comment.

The Adviser—VCC Advisors, LLC (pages 6-7)

22.

We note that the disclosure in this section, along with that in other sections of the registration statement (e.g., Competitive Strengths section), includes robust disclosure about numerous services the Administrator will provide to the Company. We also note disclosure on page 6, in the Adviser-VCC Advisors, LLC section states “Varagon will provide the Adviser with experienced investment professionals, including the members of the Adviser’s Investment Committee (the ‘IC’), . . .” Relatedly, the Portfolio Management section on page 83 seems to suggest that the Company’s portfolio management team and the IC are one and the same. Please clarify. Please explain why the Administrator is not an investment adviser to the Company as defined in Section 2(a)(20) of the 1940 Act.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Response: The Company respectfully advises the Staff on a supplemental basis that the members of the IC are not necessarily part of the Company’s portfolio management team. In this regard, the Company has revised page 95 of the Amended Registration Statement to clarify the role of the IC. In addition, the Company respectfully advises the Staff on a supplemental basis that, similar to other advisory platforms, Varagon is the parent adviser and formed a subsidiary, the Adviser, to serve as the investment adviser to the Company to segregate advisory services provided to advisory clients. Varagon, which serves as the administrator, only provides administrative services to the Company pursuant to the Administration Agreement.

23.

Please disclose the Adviser’s actual experience in: (i) managing the assets of business development companies registered with the SEC; and/or (ii) direct lending and the length of time the Adviser has been performing those services. If the Adviser has no such experience in one of both of these areas, clearly and prominently disclose that information in this section of the registration statement. Also, add corresponding risk disclosure to the Risk Factors section.

Response: The Company has revised pages 12 and 56 of the Amended Registration Statement to reflect the Staff’s comment.

Varagon Capital Partners, L.P. (page 7)

24.

We note that the disclosure in this section, along with that in other sections of the registration statement (e.g., Competitive Strengths section), includes robust disclosure about numerous services the Administrator will provide to the Company. Please explain why the Administrator is not an investment adviser to the Company as defined in Section 2(a)(20) of the 1940 Act.

Response: The Company respectfully advises the Staff on a supplemental basis that, as noted in our response to Comment 22, Varagon is not providing advisory services to the Company within the meaning of Section 2(a)(20) of the 1940 Act. Instead, Varagon is providing administrative services pursuant to the Administration Agreement. The Adviser has entered into a staffing agreement with its parent, Varagon, to provide investment professionals and access to other resources, with which the Adviser provides advisory services to the Company.

25.

In the first paragraph, the second sentences refers to “$15.1 billion of investor commitments as of December 31, 2021.” Please clarify how these “commitments” apply to the Company. Also, to the extent that Varagon Capital Partners, L.P. and its employees will own a significant percentage of your voting shares, please ensure your risk disclosures address any governance-related issues associated with such ownership.

Response: The Company respectfully advises the Staff on a supplemental basis that Varagon’s capital commitments do not apply to the Company. The reference to Varagon’s capital commitments, however, highlight Varagon’s size and scale, which the Company believes will allow the Adviser to generate consistent deal flow for the Company and allow the Company to participate in larger deals by co-investing with affiliated funds pursuant to the Company’s co-investment exemptive order, while maintaining a high degree of selectivity on those investment opportunities. The Company further notes that Varagon and its employees own approximately 1.33% of shares of the Common Stock as of the Initial Closing. Because Varagon and its employee do not own a material percentage of shares of the Common Stock, the Company does not believe the risk disclosure needs to be augmented to address any governance-related issues.

26.

The second paragraph begins by referring to the “[Administrator’s] investment objective.” Please clarify the Administrator’s investment objective within the context of the Company’s registration statement.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Response: The Company has revised page 13 of the Amended Registration Statement to delete the foregoing disclosure. In addition, the Company respectfully advises the Staff on a supplemental basis that the reference to “Varagon’s investment objective” was not meant to refer to the Administrator. As noted in our response to Comment 4, we have attempted to clarify this disclosure.

27.

In the second paragraph, please clarify the meaning of “Varagon is backed by its management, affiliates of American International Group, Inc. (‘AIG) and affiliates of Aflac Incorporated (‘Aflac’)” and in that disclosure explain how this is consequential to the Company. (Emphasis added.)

Response: The Company has revised page 13 of the Amended Registration Statement to reflect the Staff’s comment.

28.

The second paragraph states “[f]rom inception to December 31, 2021, Varagon has invested and managed (including co-investments) over $22.0 billion in performing, senior secured loan investments across more than 240 borrowers. Please replace “since inception” with an actual date. Also, clarify the relevance of this information to the Company.

Response: The Company has revised page 13 of the Amended Registration Statement to reflect the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that the foregoing disclosure highlights the Varagon advisory platform’s direct lending experience which relates to the Company’s investment strategy.

Investment Advisory Agreement (page 8)

29.

With respect to disclosure in the first paragraph, please note that while disclosure may direct investors to read the entirety of an applicable document, a registrant may not disclaim or qualify the contents of its own disclosure. Accordingly, revise the paragraph to make clear that the information discloses the material terms of the Investment Advisory Agreement. In revising this disclosure, remove any text indicating, or implying, that the Company disclaims responsibility for its own disclosure and please do not replace it with any type of qualification. Please revise any other disclaimers or qualifications in the registration statement, accordingly (e.g., we note such text in the following sections: Expense Reimbursement Agreement and Administration Agreement sections).

Response: The Company has revised pages 13, 18, and 22 of the Amended Registration Statement to reflect the Staff’s comment.

Indemnification (page 8)

30.

In the first sentence, please delete “criminal conduct.” See Section 17(h) of the 1940 Act. Make conforming changes throughout the registration statement concerning any other discussions of indemnification (e.g., the Indemnification paragraph on page 2 concerning the Administration Agreements), including such discussions in any attachment, exhibit, and organizational/operating document in connection to the registration statement.

Response: The Company respectfully advises the Staff on a supplemental basis that Section 17(h) of the 1940 Act provides that the Company may not indemnify directors or officers against any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties involved in the conduct of their office. However, we do not believe that Section 17(h) of the 1940 Act limits a company’s ability to add additional constraints on the ability of a director or officer to be indemnified by the company. Accordingly, the Company respectfully asks that the Staff allow the existing disclosure and provision to remain in place.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Compensation of Adviser (page 9)

31.

In the second paragraph, we note the following language, “[t]he Adviser and its affiliates will retain a portion of any transaction or transaction-related fee (including break-up fees, structuring fees, monitoring fees, commitment fees, or brokerage or underwriting compensation), advisory fees, or similar fees received in connection with the Company’s investment activities to the extent permitted by the 1940 Act, and may earn other transaction or transaction-related fees, advisory fees, or similar fees from the same transactions from sources other than the Company.” Please delete this language or explain to us when this would be permitted under the 1940 Act.

Response: The Company respectfully advises the Staff on a supplemental basis that the foregoing fees are permitted under Section 57(k) of the 1940 Act and are specifically permitted by condition 14 of the co-investment exemptive order granted by the SEC to the Company on June 15, 2020.

Base Management Fee (page 9)

32.

This section states for purposes of the base management fee calculation, “adjusted gross assets” will “include assets purchased with borrowed amounts.” Please clarify and disclose if the base management fee will be paid on assets that are not under management (i.e. capital commitments).

Response: The Company respectfully advises the Staff on a supplemental basis that the base management fee will not be based on assets that are not under management because while a base management fee will be paid on assets purchased with money that the Company obtains through a credit facility, a base management fee will not be paid on the Company’s uncalled capital commitments. In other words, assets acquired in whole or in part with proceeds obtained through borrowings are still assets under management. Notwithstanding the foregoing, the Company has revised pages 15 and 75 of the Amended Registration Statement to further clarify its description of the base management fee in response to the Staff’s comment.

Incentive Fee (page 9)

33.

We note the Incentive Fee section discloses extremely complex information in a dense manner. With an eye towards clearer disclosure, please add sub-headings to this section to distinguish the respective discussions of the Income Incentive Fee and Capital Gains Incentive Fee.

Response: The Company has revised pages 15-17 of the Amended Registration Statement to reflect the Staff’s comment.

34.

If accurate, disclose in the first paragraph that two components of the incentive fee are independent of each other and therefore, one component may be payable even if the other is not. Also, for clarity, revise the second sentence to explain that a portion of the incentive fee is based on a percentage of the Company’s income and a portion is based on a percentage of the Company’s capital gains.

Response: The Company has revised page 15 of the Amended Registration Statement to reflect the Staff’s comment.

35.	Please include a graphic showing the breakpoints and fees paid at various thresholds for the Income Incentive Fee. Please include numeric examples for both the income and capital gains incentive fees.

Response: The Company has revised pages 15-17 of the Amended Registration Statement to reflect the Staff’s comment.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Administration Agreement (pages 11-12)

36.

With respect to disclosure in the first paragraph, please note that while disclosure may direct investors to read the entirety of an applicable document, a registrant may not disclaim or qualify the contents of its own disclosure. Accordingly, revise the paragraph to make clear that the information discloses the material terms of the Administration Agreement and the Sub-Administration Agreement. In revising this disclosure, remove any text indicating, or implying, that the Company disclaims responsibility for its own disclosure and please do not replace it with any type of qualification. Please revise any other disclaimers or qualifications in the registration statement, accordingly.

Response: The Company has revised pages 13, 18, and 22 of the Amended Registration Statement to reflect the Staff’s comment.

37.

In the third paragraph, the fifth sentence references “affiliates” of the Company. Does the Company have, or anticipate having at the time of effectiveness of the registration statement, any such arrangements involving “affiliates”? If so, please identify, and disclose the specific services to be provided by, any such affiliate and identify each such affiliate. Also, file any governing documents for these arrangements as exhibits, including any documents governing compensation.

Response: The Company understands the Staff’s comment to be a reference to the following sentence: “[t]he Board also reviews the methodology employed in determining how the expenses are allocated to us and the proposed allocation of administrative expenses among us and our affiliates.” The Company respectfully advises the Staff on a supplemental basis that the foregoing does not refer to any arrangement involving the Company and any affiliate. Rather, this sentence refers to scenarios where the Company must pay for certain administrative services that it receives, but another entity that is affiliated with the Company also benefits from such service (e.g., both the Company and an affiliated fund hold interests in the same portfolio company and such company is reviewed by an independent third-party valuation firm). In that instance, it would not be appropriate for the Company to pay the full amount of the expense associated with such services. As a result, the Board is tasked with reviewing and approving the allocation of such expenses between the Company and any affiliate of the Company that should bear a portion of the expense.

Sub-Administration Agreement (page 12)

38.

Please disclose the terms of this sub-administration agreement, including the specific services that State Street Bank and Trust Company (“State Street”) will provide to the Company and the compensation State Street will receive from the Company (we note that disclosure on page 13 indicates the Company “will bear . . . Sub-Administrator . . . fees”). Also, explain the Board’s consideration of this sub-administration agreement arrangement. As the Company will be paying State Street, explain supplementally why the Company will not enter into this agreement directly with State Street. Explain why the agreement will be between State Street and the Administrator.

Response: The Company has revised page 19 of the Amended Registration Statement to reflect the Staff’s comment and disclose the services to be provided by State Street.

Pursuant to the Administration Agreement, the Administrator will provide certain administrative and business management services to the Company, including office space and compliance services. The Administration Agreement also permits the Administrator to delegate certain obligations to a sub-administrator. Because the Administrator is ultimately responsible for providing the administrative services to the Company, it is market practice for such sub-administrative agreements to be between the administrator and the sub-administrator.

Payment of our Expenses under the Investment Advisory Agreement and the Administration Agreement (pages 12-14)

39.	In the second paragraph, please delete the phrase “without limitation” and make conforming changes throughout the registration statement.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Response: The Company has revised pages 20 and 84 of the Amended Registration Statement to reflect the Staff’s comment.

40.

Please specify in detail the “other properly and reasonably chargeable expenses” the Company will bear as discussed in the last bullet point. Also, file as exhibits all governing documents for any such expenses.

Response: The Company respectfully advises the Staff on a supplemental basis that the last bullet point reflects a catch-all provision in the Administration Agreement, which is filed as Exhibit 10.2, to provide that other reasonable expenses incurred by the Administrator in connection with administering the Company’s business will be borne by the Company. While those expenses are not specifically delineated because they are not ascertainable at the present time, any such expenses will be subject to the approval of the Board in the context of its quarterly approval of the fees paid by the Company to the Administrator pursuant to the Administration Agreement.

41.

The last paragraph indicates that the Company may invest through special purpose investment vehicles (“SPVs”). Please respond to the following comments regarding any primarily controlled SPV that engages in investment activities in securities or other assets. A primarily controlled SPV is an entity that the Company controls as defined in Section 2(a)(9) of the 1940 Act and for which the Company’s control of the entity is greater than that of any other person.

(a)	Disclose any of the SPV’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Company.

(b)	Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the SPV.

(c)

Disclose that each investment adviser to the SPV complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the SPV and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

(d)	Disclose that each SPV complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Identify the custodian of the SPV.

(e)

Confirm to us that (a) if a SPV is not organized in the U.S., the SPV and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a SPV and its board of directors will agree to inspection by the staff of the SPV’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company may invest through special purposes investment vehicles, such as wholly owned equity tax blocker subsidiaries and wholly owned special purpose financing vehicles, rather than a principally controlled SPV. The Company’s SPVs will be consolidated for accounting purposes and do not have a separate investment strategy from that the Company, are subject to the same Advisory Agreement between the Company and the Adviser, and are otherwise subject to the 1940 Act to the same extent as the Company. Moreover, each of the SPVs will be reflected in the Company’s consolidated financial statements.

42.	Please confirm to us that the financial statements of each wholly-owned and substantially wholly-owned SPV will be consolidated with those of the Company.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Response: The Company respectfully advises the Staff on a supplemental basis each wholly owned and substantially wholly owned SPV will be consolidated in the Company’s financial statements.

43.

Please confirm if any of the SPVs charge a management fee. If so, please confirm to us that an SPV’s management fee (including any performance fee) will be included in the “Management Fee” line item of any fee table the Company discloses and a SPV’s expenses will be included in the “Other Expenses” line item of any such fee table.

Response: The Company respectfully advises the Staff on a supplemental basis that none of the Company’s SPVs will charge a separate management fee. The only management fee paid by the Company will be pursuant to the Advisory Agreement by and between the Company and the Adviser.

Expense Reimbursement Agreement (pages 14-15)

44.

The disclosure states the Company intends to enter into an expense reimbursement agreement under which the Company “will reimburse the Adviser or its affiliate, as applicable, for the Organizational and Offering Expenses incurred by the Company and funded by the Adviser or its affiliates.” Please prominently disclose (e.g., in bold) the impact of this reimbursement on common shareholders (i.e., that common shareholders, ultimately, will bear all Organizational and Offering costs of the offering).

Response: The Company has revised page 22 of the Amended Registration Statement to provide that Shareholders will indirectly bear Organizational and Offering Expenses, subject to any waiver of Organizational and Offering Expenses by the Adviser. As described on page 22 of the Amended Registration Statement, the Adviser elected to incur the Organizational and Offering Expenses associated with the Company for the period from July 31, 2019 through March 29, 2022.

45.

With respect to the expenses the Company will reimburse to the Adviser, please confirm this section lists each type of such expense or revise the text accordingly. We note the disclosure in this section does not indicate each such expenses listed in the Form of Expense Reimbursement Agreement (Exhibit 10.10 in Item 15(b) (“Exhibit 10.10”)) in the section therein titled “1. Adviser Expenses Payments for the Company.”

Response: The Company respectfully advises the Staff that the Company will reimburse the Adviser for Organizational and Offering Expenses, which is a defined term under the subsection entitled “The Private Offering” on page 34 of the Amended Registration Statement. This list of expenses is the complete list of Organizational and Offering Expenses that will be subject to reimbursement by the Adviser and the foregoing list is identical to the list in Section 1 of the Expense Reimbursement Agreement, except for defined terms that appear in the Registration Statement.

46.

Exhibit 10.10 states the “Adviser, or its affiliates, will fund all Organizational and Offering Expenses incurred by the Company [including] . . . all costs and expenses . . . pertaining to the organization and establishment of the Company (including any subsidiaries of the Company. . . .” Please reconcile with disclosure on page 14, in the paragraph immediately preceding the Expense Reimbursement Agreement heading, which states the Company will “bear expenses relating to the formation of any special purpose investment vehicles wholly owned by the Company.”

Response: The Company respectfully advises the Staff on a supplemental basis that the formation of any special purpose investment vehicles would be incurred as operating expenses and the term Organizational and Offering Expenses does not cover operating expenses.

Kimberly A. Browning, Senior Counsel

July 15, 2022

47.

This section states that “[t]o date, the Adviser and its affiliates have funded all of the Organizational and Offering Expenses . . . incurred by the Company.” Please reconcile this disclosure with that on page 12 stating the Company “will bear all other out-of- pocket costs and expenses of our operations and transactions, including, without limitation, those relating to . . . organization and offering of the Common Stock.”

Response: The Company has revised pages 20 and 84 of the Amended Registration Statement to clarify that the disclosure is subject to the terms of the Expense Reimbursement Agreement.

48.

The disclosure describes the “Expense Reimbursement Agreement” as a separate agreement between the Company and the Adviser, but also as being “set forth in the Administration Agreement.” Please reconcile and revise the disclosure accordingly. In this regard, we note a separate “Form of Expense Reimbursement Agreement between the Company and the Adviser” was filed as Exhibit 10.10.

Response: The Company respectfully advises the Staff on a supplemental basis that the expense reimbursement set forth in the Administration Agreement relates to the reimbursement of expenses to the Administrator relating to the administrative services provided by the Administrator pursuant to the terms of the Administration Agreement. In contrast, the Expense Reimbursement Agreement is a separate arrangement between the Company and the Adviser relating to the reimbursement of the Organizational and Offering Expenses. The Company has revised page 22 of the Amended Registration Statement to clarify the foregoing.

49.

In an appropriate location in the registration statement, please identify the Adviser’s affiliates who may fund the Organizational and Offering expenses and specify the terms of any such funding arrangement between the Company and any such affiliate. Also, file as exhibits to the registration statement any governing documents for any such arrangements.

Response: The Company has revised pages 22 and 99 of the Amended Registration Statement to reflect the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that certain administrative services will be funded by the Administrator and, pursuant to Section 5(a) of the Administration Agreement, the Company will reimburse the Administrator, or cause the Adviser to reimburse the Administrator, for the costs and expenses incurred by the Administrator in performing its obligations under the Administration Agreement. The Administration Agreement is filed as Exhibit 10.2 to the Amended Registration Statement. In addition, the Adviser has entered into a staffing agreement with its parent, Varagon, to provide investment professionals and access other resources. The Company respectfully advises the Staff on a supplemental basis that the Company is not a party to the foregoing staffing agreement and therefore we do not believe the staffing agreement is required to be filed as an exhibit to the Amended Registration Statement.

50.

Please clearly disclose the terms of the Expense Reimbursement Agreement, including: (i) the amount of the expenses subject to recoupment; (ii) all applicable parties; (iii) expense ratio and distribution level at which recoupment of the waived or reimbursed expenses may occur; (iv) who may terminate the agreement; and (v) the expiration date of the recoupable amount (e.g., by using a chart to aid in investor understanding). Also, disclose the agreement’s form (e.g., contractual)). See Item 20.1.c.(3) of Form N-2.

Response: The Company respectfully advises the Staff on supplemental basis that the Expense Reimbursement Agreement is not designed to ensure that the Company meets a certain expense ratio or distribution rate. To that end, please refer to the following disclosure on page 22 of the Amended Registration Statement:

The Company’s obligation to reimburse the Adviser or its affiliate, as applicable, under the Expense Reimbursement Agreement automatically became a liability of the Company on June 2, 2022, when the Company elected to be regulated as a BDC under the 1940 Act. For the avoidance of doubt, reimbursements under the Expense Reimbursement Agreement are not conditioned on any performance threshold and are not considered a contingent liability for accounting purposes.

Kimberly A. Browning, Senior Counsel

July 15, 2022

The Adviser is entitled to reimbursement during the first four fiscal quarters following the Fundraising Period, subject to any waiver of Organizational and Offering Expenses by the Adviser, and is not subject to any conditions or contingencies, for the Organizational and Offering Expenses that it incurred. Because this expense reimbursement is not subject to any conditions or contingencies, it does not constitute a contingent liability pursuant to ASC 720-15-25-1. Accordingly, the foregoing disclosures requested by the Staff are not applicable to the Company.

51.	Please confirm that:

(a)	Recoupment of fees waived or expenses paid will occur within three years of the date of the waiver or payment.

(b)

Recoupment payment are conditioned on: (1) an expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management or incentive fees) at the time of the fee waiver or expense reimbursement; and (2) a distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement. See, AICPA Audit Risk Alert-Investment Company Industry Developments 2013/14.

Response: The Company respectfully advises the Staff on a supplemental basis that only expense reimbursements that are deemed to be contingent liabilities pursuant to ASC 720-15-25-1 are subject to the requirement that the recoupment of fees waived or expenses paid will occur within three years of the date of the waiver or payment. As set forth in response to Comment 50, because the expense reimbursement is not subject to any conditions or contingencies, it does not constitute a contingent liability pursuant to ASC 720-15-25-1. Further, the recoupment of payment is not conditioned on a certain expense ratio or distribution level.

Fees and Expenses (pages 15-16)

52.

In the fee table, please add a sub-caption titled “Acquired Fund Fees and Expenses” that discloses fees and expenses incurred indirectly by the Company as a result of investments in shares of one or more acquire funds. Confirm that those expenses include fees related to the Company’s investment in the Senior Direct Lending Program (“SDLP”).

Response: The Company has revised pages 22-23 of the Amended Registration Statement to reflect the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that the acquired fund fees and expenses include fees and expenses related to the Company’s investment in SDLP.

53.

Footnote (3) states that the Company will borrow funds to make investments and that the annual interest rate on the amount borrowed is L+2.25%. Please explain to us how the Company derived the annual interest rate of L+2.25% and disclose that a future increase in the annual interest rate may raise the number in the “Interest payments on Borrowed Funds” line item. Also, define the “L” in “L+2.25%.”

Response: The Company respectfully advises the Staff on a supplemental basis that the annual interest rate of L+2.25% represents the market pricing of the Credit Facility, and “L” in “L+2.25” is referencing a LIBOR base rate. The Company has also revised footnote (3) on page 23 of the Amended Registration Statement to reflect the Staff’s comments.

54.

Please clarify the reference in Footnote (4) to the “the reimbursement of the compensation of administrative personnel.” Where does the concise and detailed disclosure explaining this reimbursement arrangement appear in the registration statement? Please file as an exhibit to the registration statement the governing document for this arrangement.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Response: The Company has revised footnote (4) on page 23 of the Amended Registration Statement to reflect the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that the discussions of the reimbursement of the compensation of administrative personnel is on pages 20, 23, 37, 84, 86, and 98 of the Amended Registration Agreement, which provides that the allocable portion of the compensation of the Chief Financial Officer and Chief Compliance Officer and their respective staffs are reimbursed by the Company. The foregoing is set forth in the Administration Agreement, a copy of which is filed as Exhibit 10.2.

55.	Please explain to us supplementally how organization and offering expenses are reflected in the fee table or if they are not reflected therein, please explain to us why.

Response: The Company respectfully advises the Staff on a supplemental basis that the Organizational and Offering Expenses are reflected in the “Other Expenses” line item and, pursuant to Instruction 9 to Item 3 of Form N-2, reflects expenses that will be reflected as expenses in the Company’s statement of operations. The Company has revised footnote (4) on page 23 of the Amended Registration Statement to clarify the foregoing.

56.

After the Fee Table’s footnotes, please consider adding an example about the costs and expenses of the Company that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. In the explanatory paragraph following the example, include a second example where the five percent return results entirely from net realized capital gains and which uses language substantially the same as the following: “You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $          $     $         $         .

Response: The Company has revised pages 23-24 of the Amended Registration Statement to reflect the Staff’s comment.

Active and Diligent Portfolio Management (page 18)

57.

The last sentence states a “significant majority of the Company’s investments are expected to have financial covenants, which will help facilitate efforts to effectively identify and manage risk.” If the Company intends to invest in covenant-lite loans, please describe such loans and the extent to which the Company may invest in such loans. If the Company may invest in such loans principally, please add detailed specific disclosure about these loans and corresponding risk disclosure to the Risk Factors section.

Response: The Company has revised page 26 of the Amended Registration Statement to describe covenant-lite loans and the extent to which the Company may invest in such loans. The Company, however, respectfully advises the Staff on a supplemental basis that the Company does not intend to principally invest in covenant-lite loans and therefore has not included corresponding risk disclosure.

Long-Term Focused Strategic Partnerships (page 18)

58.	Please define in plain English the term “senior stretch” loans that appears in the third sentence.

Response: The Company has revised page 26 of the Amended Registration Statement to reflect the Staff’s comment.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Portfolio Monitoring and Management (pages 20-21)

59.

The last three paragraphs in this section briefly discuss the Adviser’s internal ratings policies for investments and briefly mention that the Adviser and the Board “review these internal performance ratings on a quarterly basis.” In connection to these activities, if the Adviser and/or the Board use information from external third-party rating agencies (e.g., S&P, Moodys, or Fitch), please explain that in the disclosure. Please disclose if shareholders may access any such information and if so, how they may do so.

Response: The Company respectfully advises the Staff on a supplemental basis that neither the Adviser nor the Board utilize information from external third-party rating agencies in connection with the Adviser’s internal ratings. As noted on page 29 of the Amended Registration Statement, the “Adviser’s internal ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or represent or reflect any third-party assessment of any of our investments.”

Investment Committee [the (“IC”)] (page 21)

60.

Please clarify the relationship between the IC and the Company’s portfolio management team. Disclosure on page 6, in the Adviser-VCC Advisors, LLC section states, “Varagon will provide the Adviser with experienced investment professionals, including the members of the Adviser’s Investment Committee (the ‘IC’), . . .” Relatedly, disclosure under the Investment Process Overview section, starting on page 19, refers to the “Adviser’s IC” and discusses the IC’s robust role in the Company’s investment process. The Portfolio Management section on page 83 seems to suggest the Company’s portfolio management team and the IC are one and the same. We note the last paragraph of the Portfolio Management section states, “[n]one of the members of the IC are employed by [the Company] and none receives any compensation from [the Company] in connection with their portfolio management activities.” Please clarify this disclosure and explain how the Company has a portfolio management team in compliance with Item 9 of Form N-2.

Response: The Company respectfully advises the Staff on a supplemental basis that the members of the IC are not necessarily part of the Company’s portfolio management team. In this regard, the Company has revised pages 95-97 of the Amended Registration Statement to clarify the role of the IC and to add a discussion of the Underwriting & Portfolio Management Team. The members of the IC and the Underwriting & Portfolio Management Team are employed by the Adviser and therefore do not receive compensation from the Company.

Senior Direct Lending Program [“SDLP”] (page 22)

61.

The disclosure in this paragraph is dense and confusing. Please revise the disclosure to explain in specific and fulsome detail the nature of this SDLP joint venture and how the Company will invest in it. Relatedly, enhance the disclosure in the Risk Factors section about SDLP and discuss those risks under a separate SDLP section.

Response: The Company has revised pages 31 and 79 of the Amended Registration Statement to reflect the Staff’s comment.

62.	With respect to SDLP “commitments of up to $350 million,” explain what this means in terms of the Company and its operations.

Response: The Company respectfully advises the Staff on a supplemental basis that SDLP’s capacity to make commitments of up to $350 million provides the Company with exposure to larger deals that it otherwise may not have. The Company believes that the ability to participate in larger deals can provide a strategic advantage to the Company by expanding the universe of potential investment opportunities. The Company respectfully notes that the Company describes the Varagon advisory platform’s strategic partnerships, including SDLP, as a competitive strength that will benefit the Company on page 26 of the Amended Registration Statement under the “Long-Term Focused Strategic Partnerships” heading.

Kimberly A. Browning, Senior Counsel

July 15, 2022

63.

The fourth sentence states “’investments in SDLP may be sourced by either manager.” Please identify these managers and explain their relationship to the Company for purposes of the Company’s investments in SDLP. Clarify the meaning of “sourced by” as it relates to the Company.

Response: The Company respectfully advises the Staff on a supplemental basis that SDLP is controlled and managed by its investment committee (the “SDLP Investment Committee”), which is comprised of two representatives from the Company and two representatives from ARCC. In that regard, investments made by SDLP may be sourced by any of the members of the SDLP Investment Committee. The two representatives of the Company that are members of the SDLP Investment Committee are Walter Owens and Charles Riceman, each of whom are officers of the Company and/or its wholly owned subsidiary, Varagon SDLP. The Company further advises the Staff that the meaning of “sourced by” as used in the sentence identified by the Staff simply refers to the identification of investment opportunities. The Company has revised page 31 of the Amended Registration Statement to reflect the Staff’s comments.

64.

Please expand, using plain English, the current explanation of the “Certificates” referred to in this section. Please describe each specific type of Certificates and include corresponding risk disclosure in the Risk Factors section. Also, clarify the text stating the “Certificates are held . . . 12.5% indirectly by VF1.” (Emphasis added.) As the Company will “merge with . . . VFI [and be] the “surviving company” please explain what will happen with respect to these “Certificates . . . indirectly [held] by VF1.”

a.

On page 46, the second paragraph under Risks Related to Changes in Interest Rates, states, “a substantial amount of [the Company’s] debt investments are likely to be based on floating rates, such as LIBOR, . . .” (Emphasis added.) We note the in the Notes to Financial Statement for VF1, note “3.” on page F-10 states, the “Subordinated Certificates pay a coupon of LIBOR plus 8.0%.” Given this disclosure, is the statement on page 46 (i.e., “are likely to be based on . . . LIBOR”) accurate? Please clarify and add attendant risk disclosure to the Risk Factor Section, as applicable.

Response: The Company has revised pages 31 the Amended Registration Statement to reflect the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that the risks associated with the Certificates are on page 77 of the Amended Registration Statement under the “Investments in the Certificates and Subordinated Interests of Structured Vehicles” heading.

The Company respectfully advises the Staff on a supplemental basis that the disclosure on page 46 of the Registration Statement is describing the interest rate associated with the Company’s debt portfolio. In contrast, F-10 in the notes to the financial statements for VF1 is describing the interest rate of the Certificates, which refers to the Company’s interest in SDLP, the joint venture between the Company and ARCC, and the way in which the Company provides capital to SDLP. As discussed in the Registration Statement, as a result of the Merger, the Company holds the Certificates.

No Tobacco Investments (pages 22)

65.

As this paragraph suggests the Company will include ESG considerations when investing, please disclose those considerations with specificity when discussing the Company’s investment strategy. If ESG will not be such a consideration, please consider the appropriateness of this paragraph.

Response: The Company has revised pages 31-32 of the Amended Registration Statement to reflect the Staff’s comment.

The Private Offering (pages 23-24)

Kimberly A. Browning, Senior Counsel

July 15, 2022

66.	Please revise the last paragraph of this section to specify the “certain default provisions” mentioned therein.

Response: The Company has revised page 34 of the Amended Registration Statement to reflect the Staff’s comment.

Organizational and Offering Expenses (pages 24-25)

67.

In the second paragraph, the third sentence states the “Board may set the per-share price above the NAV per share in its discretion.” Please delete the language indicating the Board may take such action “in its discretion” and disclose each circumstance under which the Board would set the per-share price above the NAV per share.

Response: The Company has revised page 34 of the Amended Registration Statement to reflect the Staff’s comment.

Registration Rights Agreements (page 25)

68.

Please explain to us the permissibility of the “Registration Rights,” as well as the “Piggyback Registration,” under the federal securities laws, including the 1940 Act. Your response should discuss whether this provision has the effect of creating preferential liquidity rights for Holders.

Response: The Company respectfully advises the Staff on a supplemental basis that registration rights, as well as piggyback registration rights, are widely used and common in transactions where an investor receives shares of a company that have not been registered under the 1933 Act. Similar to other transactions, we are not aware of any issue under the federal securities laws, including the 1940 Act, that would prohibit the Company from entering into a registration rights agreement with certain investors. Here, as disclosed on page 35 of the Amended Registration Statement, in connection with the Company’s offering, the Company entered into the registration rights agreement (the “Registration Rights Agreement’) with the beneficial owners of 10% or more of the Common Stock (collectively, “Holders”). Pursuant to the Registration Rights Agreement, whenever the Company proposes to register any of its shares of Common Stock under the 1933 Act, a Holder will have the right to include its shares of the Common Stock in such registration statement and subsequent offerings (a “Piggyback Registration”).

The Company does not believe that this provision has the effect of creating preferential liquidity rights for Holders because its only effect is to allow Holders to have the same ability to resell their shares of Common Stock as any other Shareholder in the Company. Without the Registration Rights Agreement, if the Company were to register any of its shares of Common Stock under the 1933 Act, then all of the Shareholders, other than the Holders, would have freely tradable securities, while the Holders would have to rely on Rule 144 to make public resales of their restricted securities (which would impose significant restrictions on the volume of shares that can be sold in any 90-day period) or rely on an exemption from registration under the 1933 Act. Accordingly, the result of having granted the registration rights to the Holders under the Registration Rights Agreement is to put all Shareholders on equal footing.

Senior Securities (page 33)

69.

Please delete, “or emergency,” from the last sentence of this paragraph, which states the Company “may also borrow amounts up to 5% of the value of [its] gross assets for temporary or emergency purposes. . . .” See Section 18(g) of the 1940 Act.

Response: The Company has revised page 43 of the Amended Registration Statement to reflect the Staff’s comment.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Codes of Ethics (page 34)

70.	Please delete the word “generally” from the last sentence and make conforming changes to any governing documents, including any code of ethics. See rule 17j-1 of the 1940 Act.

Response: The Company has revised page 43 of the Amended Registration Statement to reflect the Staff’s comment.

71.

Concerning the Company’s and Adviser’s codes of ethics, please disclose that that these codes of ethics are available on the Commission’s internet site at http://www.sec.gov, and that copies of these codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov. See Item 18.15 of Form N-2.

Response: The Company has revised page 43 of the Amended Registration Statement to reflect the Staff’s comment.

Item 1A. Risk Factors (pages 45-70)

72.

Please note Item 105 of Regulation S-K requires that risk factors be concise. Accordingly, please review this section with an eye towards streamlining the disclosure to improve clarity and to delete duplicative disclosure (e.g., consolidate, where possible, disclosures concerning the COVID-19 pandemic). Also, please use bold or bullet points to improve clarity.

Response: The Company has revised the risk factor disclosures in an attempt to streamline the disclosure relating to COVID-19 starting on page 64 of the Amended Registration Statement and has added a bulleted summary of the principal risks on page 55 of the Amended Registration Statement. The Company respectfully advises the Staff on a supplemental basis that the heading of each risk factor is in bold font.

73.

Please confirm that the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the registration statement or revise the registration statement accordingly, including the fee table.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the registration statement.

74.

Please add a separate risk factor explaining that the Company provides no right of redemption. Also, please confirm that the registration statement does not include statements suggesting or indicating that the Company provides such a right.

Response: The Company respectfully advises the Staff on a supplemental basis that the risk factor titled “Limited Liquidity” provides that shareholders are not entitled to redeem their Common stock in the fourth sentence. The Company respectfully confirms that the Amended Registration Statement does not include any statements suggesting or indicating that the Company provides a redemption right.

Cybersecurity Risks (page 54)

75.	Please consider adding disclosure concerning the Commission’s recent cybersecurity rule proposal. See https://www.sec.gov/news/press-release/2022-39.

Response: The Company has revised page 65 of the Amended Registration Statement to reflect the Staff’s comment.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Risks Related to Private Placement of Common Stock- Capital Commitments (page 59)

76.

Please consider either expanding this Capital Commitments sub-heading to clarify that the information discussed thereunder includes the risks of drawdowns or adding a separate risk factor that discusses drawdowns.

Response: The Company has revised pages 70-71 of the Amended Registration Statement to reflect the Staff’s comment.

Significant Financial and Other Resources to Comply with the Requirements of Being a Public Reporting Entity (page 61)

77.

In the second paragraph, please add the following sentence directly after the current penultimate sentence, “[t]his may increase the risk that material weaknesses or other deficiencies in the Company’s internal control over financial reporting go undetected.”

Response: The Company has revised page 72 of the Amended Registration Statement to reflect the Staff’s comment.

Lower Grade Obligations (page 65)

78.	If accurate, in the first sentence, please change “are likely to be” to “will be” and make conforming changes throughout the registration statement to any similar or identical disclosure.

Response: The Company has revised page 76 of the Amended Registration Statement to reflect the Staff’s comment.

Executive Officers Who Are Not Directors (page 78)

79.

For each officer, please add to the chart, their respective term of office as officer and the periods during which each officer has served as such. See Item 5 of Form 10 and Item 401(b) of Regulation S-K.

Response: The Company has revised page 90 of the Amended Registration Statement to reflect the Staff’s comment.

Portfolio Management (page 83)

80.	As January 1, 2022, has passed, please revise, as appropriate, the text under this heading to the present tense. For example, in the first paragraph, please revise “will be” to “are.”

Response: The Company has revised page 95 of the Amended Registration Statement to reflect the Staff’s comment.

81.

In describing the Company’s management, please conform the language in this section to that specified in Item 9.1.c of Form N-2. In particular, clarify that members of the investment team are “Portfolio Managers” and identify the person or persons who are primarily responsible for the day-to-day management of the Company’s portfolio as “Portfolio Manager” or “Portfolio Managers.” If the Portfolio Managers are jointly and primarily responsible for the day-to-day management of the portfolio, state so in plain English and provide a brief description of each person’s role on the Team or Committee. See Instruction to Item 9 c. of Form N-2.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Response: The Company respectfully advises the Staff on a supplemental basis that the members of the IC are not necessarily part of the Underwriting & Portfolio Management Team. In this regard, the Company has revised pages 95-97 of the Amended Registration Statement to clarify the role of the IC and to add a discussion of the Underwriting & Portfolio Management Team. The members of the IC and the portfolio managers are employed by the Adviser and therefore do not receive compensation from the Company.

82.	Please add disclosure indicating each Portfolio Manager’s length of service (e.g., “since [date]”). See Item 9.1.c. of Form N-2.

Response: The Company has revised pages 96-97 of the Amended Registration Statement to reflect the Staff’s comment.

83.	Please revise the heading Investment Personnel to the heading Portfolio Managers.

Response: The Company respectfully advises the Staff on a supplemental basis that, as noted in response to Comments 22, 60, and 80, the members of the IC listed on page 95 of the Amended Registration Statement are not necessarily also members of the Adviser’s portfolio management team. Therefore, the Company believes that the current heading is more accurate and respectfully suggests leaving the disclosure as is.

Relationship with the Adviser and Potential Conflicts of Interest (page 85)

84.	In the second paragraph, in third sentence, please delete the term “Generally.”

Response: The Company has revised page 100 of the Amended Registration Statement to reflect the Staff’s comment.

ITEM 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters-Market Information (pages 87-88)

85.	Please provide the information required by Item 201(a)(2)(ii) of Regulation S-K, (i.e., the amount of shares that could be sold pursuant to Rule 144 under the Securities Act).

Response: The Company has revised page 101 of the Amended Registration Statement to reflect the Staff’s comment.

Item 13. Financial Statements and Supplementary Data (page 96)

86.	Please file an amended Form 10 with complete financial statements at least 15 days prior to the effective date of the Form 10.

Response: The Company has included the complete financial statements in the Amended Registration Statement as discussed with the Staff on July 8, 2022.

87.

Please ensure that the Company will comply with the Exchange Act reporting requirements in filing its first 10-Q or 10-K. After a registrant’s first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10-Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual Report on Form 10-K is due within 90 days after its fiscal year-end.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company will file its first Form 10-Q for fiscal quarter ended June 30, 2022 within 45 days after the effective date of the Registration Statement, which will occur on July 26, 2022.

Kimberly A. Browning, Senior Counsel

July 15, 2022

Item 15. Financial Statements and Exhibits (page 97)

88.	Please file the actual agreements as exhibits, not “forms of” the agreements.

Response: The Company respectfully acknowledges the Staff’s comment, and has filed the executed agreements as exhibits with the Amended Registration Statement.

Exhibit 15(b)3.2-Capital Corporation Amended and Restated Bylaws-Article XIII- Exclusive Forum-Section 1.

89.	Please disclose in an appropriate location in the registration statement, the exclusive:

(a)

State forum provision and corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws

(b)

Federal forum provisions stated, respectively, in Sections 1 and 2, and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of these provisions since the l933 Act and 1940 Act permit shareholder to bring claims arising from these Acts in both state and federal courts).

Response: The Company has revised page 110 of the Amended Registration Statement to reflect the Staff’s comment.

ACCOUNTING COMMENTS

Page 4 – General Development of Business

90.	Disclosure in this section describes the merger of VF1 (“Existing Portfolio”) and the acquisition of other existing loans (“Warehoused Portfolio”).

(a)

Related to the “Existing Portfolio”, please include a supplemental schedule of investments prepared in accordance with the requirements of Rule 12-12 of Regulation S-X detailing the portfolio investments of the SDLP.

(b)

Related to the “Warehoused Portfolio”, please clarify, citing applicable U.S. GAAP, Regulation S-X and other accounting guidance, if the Company’s acquisition of assets from the Warehoused Portfolio constitute all or substantially all of the assets of one or more of such affiliated entities, and consequently, a fund acquisition(s) pursuant to Rule 6-11 of Regulation S-X. If the Warehoused Portfolio is not a fund acquisition under Rule 6-11 of Regulation S-X, please include a supplemental schedule of investments prepared in accordance with the requirements of Rule 12-12 of Regulation S-X detailing the portfolio investments that the Company will acquire.

Response:

(a) The Company has included a supplemental schedule of investments relating to portfolio investments of SDLP at the time of the Company’s acquisition of the Existing Portfolio in connection with the Merger beginning on page 5 of the Amended Registration Statement.

(b) The Company respectfully advises the Staff that the Company did not acquire all or substantially all of the assets of any of the AIG Sellers or the Aflac Sellers pursuant to Rule 6-11(a)(2) of Regulation S-X. As described in response to Comment 13, each of the AIG Sellers and the Aflac Sellers are pre-existing entities that were not established by the Company or established for the

Kimberly A. Browning, Senior Counsel

July 15, 2022

purpose of any transaction with the Company. The Company has included a supplemental schedule of investments relating to the Warehoused Portfolio in accordance with the requirements of Rule 12-12 of Regulation S-X detailing the portfolio investments that the Company acquired beginning on page 7 of the Amended Registration Statement.

*                *                 *

Please do not hesitate to call me at (202) 383-0278 or Steven B. Boehm at (202) 383-0176 if you have any questions or require any additional information.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Michael J. Spratt, Assistant Director

Afsar Farman-Farmaian, Esq., Varagon Capital Corporation

Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP